BP KW 3/22

11021172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 68456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One City Place Drive, Suite 100
(No. and Street)

Saint Louis	Missouri	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Larson 866-569-2450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller Prost PC
(Name – *if individual, state last, first, middle name*)

7733 Forsyth Blvd., Suite 1200	Saint Louis	Missouri	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larson Financial Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRENDA [illegible] SHEA
Notary Public [illegible] Seal
State of [illegible]
Commissioned for [illegible] County
My Commission Expires: [illegible] 2013
Commission Number 0960[illegible]742

[signature]
Signature

CEO
Title

Brenda O'Shea 3.14.11
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSON FINANCIAL SECURITIES LLC

AGREED-UPON PROCEDURES

DECEMBER 31, 2010

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

TABLE OF CONTENTS

Mueller Prost PC
CPAs + Business Advisors

PKF

SEC Mail Processing Section
RECEIVED
MAR 16 2011
Wash., D.C.
189

To the Board of Directors and Stockholders
Larson Financial Securities LLC
St. Louis, MO

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures in the attached Schedule of Agreed-Upon Procedures with Procedures and Observations with respect to the accompanying Schedule of Assessment and Payments – General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Larson Financial Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountant

March 9, 2011
St. Louis, Missouri

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

SCHEDULE OF AGREED-UPON PROCEDURES WITH PROCEDURES AND OBSERVATIONS

AUP ITEM 1 – COMPARE THE LISTED ASSESSMENT PAYMENTS IN FORM SIPC-7 WITH RESPECTIVE CASH DISBURSEMENT RECORDS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records.	a. We obtained the Form SIPC-7 completed by Larson Financial Securities LLC (the "Company") for the period January 1, 2010 – December 31, 2010. We reviewed calculations and inspected signed check for general assessment due.	a. General assessment due was calculated as $30.20. We sighted check #1040 dated 2/23/2011 and made out to SIPC for $30.20. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185.

AUP ITEM 2 – COMPARE THE AMOUNTS REPORTED ON THE AUDITED FORM X-17A-5 FOR THE YEAR ENDED DECEMBER 31, 2010, AS APPLICABLE, WITH THE AMOUNTS REPORTED IN FORM SIPC-7 FOR THE YEAR ENDED DECEMBER 31, 2010.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.	a. We obtained the audited Form X-17A-5 for the year ended December 31, 2010 and compared the total amounts, as applicable, that were also reported on the Form SIPC-7 for the year ended December 31, 2010.	a. Total revenue reported on the audited Form X-17A-5 was $1,487,071, which agrees to the amount reported on the Form SIPC-7 for total revenue. No other amounts on the audited Form X-17A-5 were noted on the Form SIPC-7.

AUP ITEM 3 – COMPARE ANY ADJUSTMENTS REPORTED IN FORM SIPC-7 WITH SUPPORTING SCHEDULES AND WORKING PAPERS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.	a. We obtained the Form SIPC-7 completed by Larson Financial Securities LLC (the "Company") for the period January 1, 2010 – December 31, 2010 and reviewed the adjustments reported.	a. Total deductions of $1,474,990 were reported on Page 2 of the Form SIPC-7 relating to revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. The amount related to such items on the audited trial balance was determined to be $1,474,990.

AUP ITEM 4 – PROVE THE ARITHMETICAL ACCURACY OF THE CALCULATIONS REFLECTED IN FORM SIPC-7 AND IN THE RELATED SCHEDULES AND WORKING PAPERS SUPPORTING THE ADJUSTMENTS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.	a. We obtained the Form SIPC-7 and footed the schedule determining the SIPC Net Operating Revenues and recalculated the General Assessment using the approved rate of 0.25%.	a. No exceptions were noted on the arithmetical accuracy of the Form SIPC-7 as filed.

SCHEDULE OF ASSESSMENT AND PAYMENTS – GENERAL ASSESSMENT RECONCILIATION ("FORM SIPC-7")

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31st, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068456 FINRA DEC
LARSON FINANCIAL SECURITIES LLC 18*18
1 CITYPLACE DR STE 100
SAINT LOUIS MO 63141-7065

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jaret D. Perryman - CCO (314) 569-2400

2. A. General Assessment (item 2e from page 2)		$30.20
B. Less payment made with SIPC-6 filed (exclude interest)		(N/A)
________ Date Paid		
C. Less prior overpayment applied		(N/A)
D. Assessment balance due or (overpayment)		$30.20
E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum		N/A
F. Total assessment balance and interest due (or overpayment carried forward)		$30.20
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$30.20	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Larson Financial Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 20 11

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN. 1ST, 2010 and ending DEC. 31ST, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,487,071.77
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$1,474,990.49
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	$1,474,990.49
2d. SIPC Net Operating Revenues	$ $12,081.28
2e. General Assessment @ .0025	$30.20 (to page 1, line 2.A.)

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